NORTHEAST INVESTORS TRUST
A No-Load Mutual Fund

Paying Dividends for Over 70 Years

Quarterly Commentary
3rd Quarter 2022

Market Recap

After pushing rates higher by 1.50% during the 1st half of 2022, some market participants were hoping for a "Fed pivot" back to a more accommodative policy. However, the Fed doubled-down on their drive to curb inflation and restore price stability, enacting two more 75 basis point hikes in July and September. The Fed Funds rate closed the quarter at 3.00-3.25%, the highest level since 2008.

The Fed's actions were in line with central banks around the world, as all of the G7 nations, with the exception of Japan, have sharply increased their benchmark rates since the start of the year. This widespread tightening has weakend global financial markets. The S&P 500, Russell 3000 and MSCI World Index posted negative returns of -4.9%, -4.5% and -6.1% respectively in Q3 and -18.0%, -16.6% and -22.0% for the calendar year.


Q3 2022
Fixed Income Returns
0.00%
-1.00%
-2.00%
-3.00%
-4.00%
-5.00%
-6.00%
-7.00%
-1.72%
-3.04%
-5.69%
-5.84%
-6.15%
High Yield
Municipal
Treasury
Emerging Market
Investment Grade
Sources: iShares ETFs - High Yield Corporate Bond (HYG); Investment Grade (LQD); JP Morgan USD Emerging Market (EMB); National Muni Bond (MUB); 7-10 Year Treasury Bond (ETF)

On a return basis, Q3 was very much a continuation of the 1st half of the year. The prolonged rise in rates has adversely affected bond markets, as yields and prices move in opposite directions. However high yield, cushioned by higher coupons and shorter maturities, was once again one of the better performers in fixed income, returning -1.7% for Q3 (see chart for breakdown by asset class).

On a year-to-date (YTD) return basis, Municipals (-10.6%) have been the most resilient fixed income investment, followed by High Yield (-15.2%) and 7-10 Year Treasuries (-15.6%), while Investment Grade (-21.2%) and Emerging Markets (-24.9%) have lagged considerably behind. Through Q3, the broader Bloomberg US Agg Index is down -14.6% and is on pace to eclipse its worst year on record (-2.9% in 1994) by 1,000 basis points!

Yield/Spreads:

Typically when market expectations of a recession increase, so do high yield spreads. After flaring out in Q2, spreads remained elevated, closing Q3 at 5.8%, slightly above the 20-year average of 4.8%. Per Federal Reserve Economic Data (FRED), the effective yield on the ICE BofA US High Yield Index was 9.50% vs. the 20-year average of 7.7%.

The Fed's aggressive path has been more influential on the short end of the curve, resulting in an "inverted yield curve". At quarter end, the yields on the 2Yr & 10Yr Treasuries were 4.2% and 3.8% respectively. While this phenomenon can sometimes indicate an upcoming recession, it also provides opportunities for attractive relative yields at the short end of the curve.

Issuance & Defaults:

The Securities Industry and Financial Markets Association reported $21B (billion) of issuance which followed $26B in Q2. The almost $100B of new high yield debt is off sharply, representing a 75% decrease from the $411B issued through Q3 last year.

The trailing twelve month default rate registered at 1.6% which is up slightly. Fitch estimates the 2023 default rate will climb to 2.5%-3.5%, however this number still falls below the long-term average of 3.8%. Fitch suggests a rise in larger-issue defaults concentrated in the retail, telecom and broadcasting/media sectors for 2023.

According to J.P. Morgan, the ratio of "Rising Stars" (upgrade from high yield to investment grade) to "Fallen Angels" (downgrade from investment grade to high yield) is estimated at 8 to 1 (by market cap) for 2022, suggesting strength in the fundamentals of a more "top heavy" high yield asset class. They anticipate this ratio to hit 10 to 1 in 2023.

Fund Performance

By tilting the portfolio to the short end of the curve, the Trust has been able to reduce its duration (interest rate risk). This strategy has lowered the Trust's downside risk relative to other fixed income investments, especially during rising rate periods. For Q3, the total return for the Trust was -1.8% vs. -0.7% for the ICE BofA US High Yield Index, while the YTD returns were -5.0% and -14.6% respectively. Full performance data is located on page 3.

Filed under Section 24(b) of the Investment Company Act of 1940

In addition to reducing interest rate risk, the Trust has also been able to take advantage of a more liquid portfolio, by rolling its matured (or called) securities into new investments at prevailing market interest rates.

Contributors to the Trust's performance:

- CenturyLink Inc. (Lumen Technologies) 7.5% 4/1/24 - a multi-service global telecommunications company based in Monroe, Louisiana
- Westmoreland Coal Term Loan - the nation's largest independent coal producer

Detractors to the Trust's performance:

- Viskase Companies - a global provider of food packaging solutions and services
- NL Industries - non-controlling interest in Kronos, a producer of titanium dioxide.

Additions: – The Trust continued to roll over proceeds from its short-duration bonds into the following securities:

- Spirit Aerosystems 3.95% 6/15/23
- Ford Motor Corp. 3.37% 11/17/23
- Louisiana Pacific 3.625% 3/15/29
- KB Home 7.25% 7/15/30

Subtractions: The following securities were removed from the portfolio due to corporate actions:

- Cenveo Common Stock (Cash Merger)
- CNX Resources 7.25% 3/14/27 (Partial Tender)

S&P Ratings Changes

Upgrade	Downgrade
• Rite Aid 7.5% 7/1/25 & Rite Aid 8% 11/15/26 – (7/1/22) CC to CCC-	• Cooper Standard Auto 13% 6/1/24 – (8/17/22) CCC+ to CCC
• Allegheny Ludlum 6.95% 12/15/25 – (9/19/22) B+ to BB-	• Five Point 7.875% 11/25/25 – (9/19/22) from B to B-

Outlook

As earnings season has unfolded, companies continue to report cost pressures as well as some success in passing those increases onto customers. While there have been instances where costs have retreated from their 2022 peaks, particularly in the goods sectors, we continue to believe that the net impact will be to surprise on the upside as we finish 2022 and head into 2023. Our thinking is that the lagged impact of many aspects of core inflation, including rents and labor, will need to flow through the value chain. We also believe that certain producer commodities, particularly those that use energy which have rendered many such operations unprofitable, will continue to see supply curtailments --- and that will further create price pressures.

Accordingly, all eyes remain on the central banks, the data they will face, and their response functions. The Fed has taken its rhetoric to the hawkish end of the spectrum, while the Bank of Japan maintains its exceptionally dovish stance.

Where does this leave the high yield market? We do think that the market overall faces better risk-return characteristics than most of fixed income. Credit issues remain low, and we believe they will stay that way: the world economy is facing a supply shock, and not a demand shock. Demand shocks create an oversupply situation, which is harmful to corporate profits. On the other hand, a supply shock by definition creates an undersupply. For this reason, we believe some forecasters are too bearish with regard to the 2023 outlook for high yield spreads. To be sure, however, certain high profile sectors will see pressures – including those that depend on low cost energy and those that are interest rate sensitive, including the housing sector.

Despite this relative optimism, we do concede that this means that there is a risk that interest rates need to rise further and for longer than both the markets and policy makers are anticipating. Accordingly, we are keeping our portfolio overweight with low duration spread instruments in the high yield market.



Bruce H. Monrad is chairman and portfolio manager of Northeast Investors Trust (ticker: NTHEX), a no-load, high-yield fixed income fund whose primary objective is the production of income. Bruce is among the longest-tenured bond fund managers in the industry, having run Northeat Investors Trust for more than 30 years.

NORTHEAST INVESTORS TRUST

CONTACT: 1-800-225-6704 (M-F 9:00am - 4:45pm EDT); Bmonrad@northeastinvestors.com

Watch and Read Bruce's Recent Takes on...

A Higher Neutral Rate?: https://northeastinvestors.com/a-higher-neutral-rate/

Earnings Season Q32022: https://northeastinvestors.com/earnings-season-reading-between-the-lines/

Bond Market Update: https://northeastinvestors.com/bond-market-update-interest-rates-recession-risks/

DISCLAIMER: From time to time a Trustee or an employee of Northeast Investors Trust may express views regarding a particular company, security, industry or market sector. The views expressed by any such person are the views of only that individual as of the time expressed and do not necessarily represent the views of the Trust or any other person in the Northeast Investors Trust organization. Any such views are subject to change at any time based upon market or other conditions, and Northeast Investors Trust disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for Northeast Investors Trust are based on numerous factors, may not be relied on as an indication of trading intent on behalf of the Trust.

Past Performance does not guarantee future results, and an investment in the Trust is not guaranteed. The investment return and principal value of an investment will fluctuate so that an investor 's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than that quoted. Additional Performance data may be obtained by calling 1-800-225-6704 or by visiting http://northeastinvestors.com/fund/performance. Below is the performance data ending 9/30/22:

AVERAGE ANNUAL RETURNS (AS OF SEPTEMBER 30, 2022)

	3 Months	YTD	1 YR	3-YR	5-YR	10-YR	Since Inception*
Northeast Investors Trust	-1.78%	-5.02%	-4.77%	-1.01%	-1.55%	0.35%	6.75%
ICE BofA US High Yield Index	-0.68%	-14.62%	-14.06%	-0.67%	1.41%	3.86%	N/A

*The Inception date for the Trust is 3/1/1950; the inception date for the ICE BofaA US High Yield Index is 8/31/1986.

The ICE BofA U.S. High Yield Index is an unmanaged market value-weighted index comprised of all domestic and yankee high yield bonds, including deferred interest bonds and payment-in-kind securities. Bonds included in the index have maturities of one year or more and have a below-investment grade rating but are not in default.

Investors should carefully consider investment objectives, risks, charges and expenses. This and other important information about the Trust is contained in the prospectus or summary prospectus, either of which may be obtained by calling 1-800-225-6704 or by visiting www.northeastinvestors.com. Please read either one carefully before investing.

Mutual fund investing involves risk. The Trust invests in lower rated debt securities which may be subject to increased market volatility based on factors such as: the ability of an issuer to make current interest payments, the potential for principal loss if an issuer declares bankruptcy, and the potential difficulty in disposing of certain securities in a timely manner at a desired price and therefore can present an increased risk of investment loss.

Falling Interest rates and bond defaults may negatively impact the Trust's distributable income. In addition, during periods of declining interest rates, higher yield securities may be called and the Trust may be unable to reinvest those proceeds in similar yielding securities. Therefore, shareholders should expect the Trust's quarterly dividend distributions to decline under these circumstances. The Trust is generally for investors with longer-term investment horizons, and should not be used for short-term trading purposes. An investment in the Trust involves risk and should be part of a balanced investment program.

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